CUSIP No. M8737E108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Taro Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares, NIS .0001 par value per share

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Barbara J. Green

Vice President, Deputy General Counsel and Secretary

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

(650) 312-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or

CUSIP No. M8737E108

otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Templeton Asset Management Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

2,808,751 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

2,808,751 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,808,751

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

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14. TYPE OF REPORTING PERSON

IA (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Resources, Inc. (13-2670991)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,934,463

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

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14. TYPE OF REPORTING PERSON

HC (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Charles B. Johnson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,934,463

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

CUSIP No. M8737E108

9.9%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

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1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Rupert H. Johnson, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,934,463

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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9.9%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

CUSIP No. M8737E108

This Amendment No. 5 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on August 4, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on October 6, 2006 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on October 10, 2006 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on October 19, 2006 (“Amendment No. 3”), and Amendment No. 4 filed with the SEC on December 24, 2006 (“Amendment No. 4”, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

The securities reported herein were acquired with funds of approximately $36.1 million (including brokerage commissions). All such funds were provided from investment capital of one or more open- or closed-end investment companies or other managed accounts which are managed by Templeton Asset Management Limited (“TAML”), Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc. (the “Investment Management Subsidiaries”), each of which is a direct or indirect, wholly-owned subsidiary of FRI.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

The Investment Management Subsidiaries purchased the Ordinary Shares for their investment management clients for the purpose of investment. All such purchases were made in the open market in the ordinary course of the Investment Management Subsidiaries’ business. None of the Investment Management Subsidiaries, and none of any of the other reporting persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, except as otherwise set forth herein. TAML is concerned with the effect on the value of its investment management clients’ investment in the Issuer of the Issuer’s failure to timely file its financial statements for the fiscal year ended December 31, 2005 and the consequential delisting of the Ordinary Shares from The Nasdaq Global Select Market. The explanations publicly announced by the Issuer for its failure to file the financial statements did not allay these concerns. Accordingly, TAML, together with the other reporting persons, filed this Schedule 13D to provide TAML flexibility to explore appropriate action it, alone or together with other shareholders in the Issuer, could take to better evaluate and ultimately rectify their concerns. Such actions may include engaging in discussions with the Issuer, members of its Board of Directors, its officers, shareholders and others. On October 18, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer (through counsel), the English translation of which is incorporated by reference herein as Exhibit

CUSIP No. M8737E108

E, demanding, among other things, that a shareholders meeting be held promptly. On December 24, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer and certain counsel, the English translation of which is incorporated by reference herein as Exhibit F, demanding, among other things, that the Issuer exercise all its rights against officers of the Issuer, against members of the audit committee, against the Issuer’s internal auditor, against members of the board of directors and against any other person to recover the Issuer’s damages and losses incurred by their acts and omissions, among other things, as specified in the letter and in accordance with any other cause of action available to the Issuer pursuant to a contract or any law.

The Investment Management Subsidiaries’ investment management clients may in the future acquire additional Ordinary Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also dispose of all or a portion of the Ordinary Shares in one or more transactions. The Investment Management Subsidiaries have purchased and/or disposed of a portion of such Ordinary Shares and may continue to do so. Additionally, the Investment Management Subsidiaries’ investment management clients reserve the right to exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Investment Management Subsidiaries.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

(a-b) The 2,934,463 shares of Ordinary Shares of the Issuer (the “Securities”), representing 9.9% of the outstanding Ordinary Shares, are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of the Investment Management Subsidiaries (the “Investment Management Clients”). Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such Investment Management Clients, except as otherwise disclosed below. Therefore, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities.

Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly-owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment

CUSIP No. M8737E108

management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

The Principal Shareholders each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Schedule 13D on behalf of the Principal Shareholders, FRI and FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

The number of Ordinary Shares as to which each reporting person on this Schedule 13D and other Investment Management Subsidiaries has:

(i) Sole power to vote or to direct the vote of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	2,808,751
Franklin Advisers, Inc.:	10,070
Franklin Templeton Portfolio Advisors, Inc.[1]:	115,642

_________________________

  Franklin Templeton Portfolio Advisors, Inc. (“FTPA”) may beneficially own these securities pursuant to various separately managed account investment management arrangements. Under these arrangements, underlying clients may, from time to time, delegate to FTPA the power to vote such securities, in which case FTPA has sole voting power. To the extent that the underlying client retains voting power over any securities, FTPA disclaims any power to vote or direct the vote of such securities.

CUSIP No. M8737E108

(ii) Shared power to vote or to direct the vote of the Ordinary Shares:

0

(iii) Sole power to dispose or to direct the disposition of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	2,808,751
Franklin Advisers, Inc.:	10,070
Franklin Templeton Portfolio Advisors, Inc.:	115,642

(iv) Shared power to dispose or to direct the disposition of the Ordinary Shares:

0

(c) Other than the transactions described in Exhibit B-5 of this statement, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Ordinary Shares during the 60-day period preceding the date this statement was filed.

(d) No person other than the clients of the Investment Management Subsidiaries is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is amended by deleting Exhibit A in its entirety and by adding the following:

Exhibit A: Executive Officers and Directors of Reporting Persons

Exhibit B-5: Transactions in the Past 60 Days

Exhibit C-5: Joint Filing Agreement, dated as of August 4, 2006 (incorporated by reference to Exhibit C of the Original Schedule 13D

Exhibit D-5: Powers of Attorney (incorporated by reference to Exhibit D of the Original Schedule 13D

Exhibit E: Letter, dated October 18, 2006, sent by Counsel, on Behalf of Certain Reporting Persons to the Issuer, incorporated by reference to Amendment No. 3

Exhibit F: Letter, dated December 24, 2006, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 4

CUSIP No. M8737E108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2007

FRANKLIN RESOURCES, INC.

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

By:        /s/ Barbara J. Green

Barbara J. Green

Vice President, Deputy General Counsel and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Power of Attorney attached to the Original Schedule 13D

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Power of Attorney attached to the Original Schedule 13D

TEMPLETON ASSET MANAGEMENT

LTD.

By:        /s/ Gregory E. McGowan

Gregory E. McGowan

Director of Templeton Asset Management Ltd.

CUSIP No. M8737E108

EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Chairman of the Board, Member - Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr.	Vice Chairman, Member – Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anne M. Tatlock	Director, FRI	Fiduciary Trust Company International 600 5th Avenue, 4th Floor New York, NY 10020-2302
Samuel H. Armacost	Director, FRI; Chairman of the Board, SRI International (an independent nonprofit technology research and development organization)	SRI International 333 Ravenswood Ave Menlo Park, CA 94025
Charles Crocker	Director, FRI; Chairman and CEO, Crocker Capital (a private venture capital firm)	Crocker Capital One Post Street, Suite 2515 San Francisco, CA 94104
Joseph R. Hardiman	Director, FRI; Director of various other entities	1119 St. Paul Street Baltimore, MD 21202
Robert D. Joffe	Director, FRI; Partner, Cravath, Swaine & Moore LLP (a law firm)	Cravath, Swaine & Moore LLP 825 Eighth Ave. New York, NY 10019
Thomas H. Kean	Director, FRI; Chairman, The Robert Wood Johnson Foundation (a health and healthcare philanthropic foundation)	THK Consulting 49 Route 202, PO Box 810 Far Hills, NY 07931
Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP No. M8737E108

Peter M. Sacerdote	Director, FRI; Chairman, Whale Rock Capital Management, LLC (a capital management firm)	Whale Rock Capital Management, LLC 767 Third Avenue, 6th floor New York, NY 10017
Laura Stein	Director, FRI; Senior Vice President – General Counsel & Secretary, The Clorox Company (a leading manufacturer and marketer of consumer products)	The Clorox Company 1221 Broadway Oakland, CA 94612-1888
Louis E. Woodworth	Director, FRI; President, Alpine Corporation (a private investment firm)	Alpine Corporation 1505 7th Avenue West Seattle, WA 98119
Gregory E. Johnson	Chief Executive Officer, President and a Director, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani (Citizen of India)	Executive Vice President – Global Advisor Services, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Murray L. Simpson	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Institutional, FRI	Fiduciary Trust Company International 600 5th Avenue, 4th Floor New York, NY 10020-2302
Jennifer J. Bolt	Executive Vice President – Operations and Technology, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Portfolio Operations, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Senior Vice President and Chief Administrative Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Leslie M. Kratter	Senior Vice President and Assistant Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP No. M8737E108

Kenneth A. Lewis	Senior Vice President, Chief Financial Officer and Treasurer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Penelope S. Alexander	Vice President, Human Resources – U.S., FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Holly E. Gibson	Vice President, Corporate Communications, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Barbara J. Green	Vice President, Deputy General Counsel and Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Donna S. Ikeda	Vice President, Human Resources – International, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Dennis Chong Boon Lim (Citizen of Singapore)	CEO and Director, TAML	Templeton Asset Management Ltd. 7 Temasek Boulevard Suntec Tower One, #38-3 Singapore 038987
Gregory E. McGowan	Director, TAML	Templeton Asset Management Ltd. 500 E. Broward Blvd. Ft. Lauderdale, FL 33394
Mark J. Mobius (Citizen of Germany)	Managing Director, TAML	Templeton Asset Management Ltd. 17th Floor Chater House 8 Connaught Road, Central Hong Kong
Wai Kwok Tom Wu (British National (Overseas), -Hong Kong)	Director, TAML	Templeton Asset Management Ltd. 17th Floor Chater House 8 Connaught Road, Central Hong Kong

CUSIP No. M8737E108

FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent of TAML (see further description below) and the direct parent entity to each of Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc., both of which are wholly-owned by FRI.

TAML:	Templeton Asset Management Ltd.
7 Temasek Boulevard
Suntec Tower One, #38-3
Singapore 038987

An investment adviser registered with the SEC and investment manager or sub-adviser to a number of U.S. registered open-end and closed-end investment companies in the Franklin Templeton Group of Funds, non-U.S. investment funds and private client accounts. TAML is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which in turn is a wholly-owned subsidiary of FRI.

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EXHIBIT B-5

TRANSACTIONS IN THE PAST 60 DAYS

Each of the transactions described below was a purchase by TAML on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
1/16/07	6,900	9.7810
1/18/07	4,250	10.0094
2/08/07	156,640	9.0730

Each of the transactions described below was a purchase by FTPA on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
1/5/2007	171	10.1000
1/5/2007	7,316	10.2000
1/8/2007	1,719	10.2000
1/8/2007	366	10.2800
1/8/2007	3	10.3533
1/8/2007	20	10.3540
1/8/2007	28	10.3542
1/8/2007	44	10.3545
1/8/2007	41	10.3546
1/8/2007	89	10.3547
1/8/2007	419	10.3548
1/8/2007	2,152	10.3549
1/8/2007	24,720	10.3550
1/8/2007	443	10.3551
1/8/2007	208	10.3552
1/8/2007	82	10.3553
1/8/2007	22	10.3554
1/8/2007	18	10.3555
1/8/2007	28	10.3557
1/8/2007	5	10.3560
1/8/2007	3	10.3566
1/9/2007	416	10.3300
1/10/2007	207	10.1000

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1/11/2007	54	9.9900
1/11/2007	1,241	10.0000
1/12/2007	1,000	9.5000
1/12/2007	3,499	9.6000
1/12/2007	641	9.6500
1/12/2007	10	9.6750
1/12/2007	26	9.6753
1/12/2007	11	9.6754
1/12/2007	159	9.6755
1/12/2007	3,336	9.6756
1/12/2007	2,449	9.6757
1/12/2007	113	9.6758
1/12/2007	65	9.6760
1/12/2007	16	9.6762
1/12/2007	2,442	9.7500
1/12/2007	837	9.8000
1/16/2007	1,302	9.9579
1/16/2007	560	9.9580
1/16/2007	1,962	9.9990
1/16/2007	145	9.9991
1/16/2007	4,100	10.0000
1/16/2007	3,813	10.0000
1/16/2007	48	10.0050
1/16/2007	186	10.0052
1/16/2007	5,087	10.0053
1/16/2007	5,693	10.0054
1/16/2007	123	10.0055
1/16/2007	57	10.0056
1/16/2007	6	10.0383
1/16/2007	9	10.0388
1/16/2007	19	10.0389
1/16/2007	1,056	10.0390
1/16/2007	1,624	10.0391
1/16/2007	26	10.0392
1/16/2007	16	10.0393
1/16/2007	10	10.0400
1/16/2007	9	10.0411
1/16/2007	16	10.0412
1/16/2007	34	10.0414
1/16/2007	1,540	10.0415
1/16/2007	1,290	10.0416
1/16/2007	17	10.0417
1/16/2007	76	10.0418
1/16/2007	10	10.0420

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1/17/2007	603	10.0000
1/17/2007	5	10.0080
1/17/2007	6	10.0083
1/17/2007	7	10.0085
1/17/2007	8	10.0087
1/17/2007	95	10.0088
1/17/2007	1,099	10.0089
1/17/2007	1,676	10.0090
1/17/2007	103	10.0091
1/17/2007	27	10.0092
1/17/2007	15	10.0093
1/17/2007	5	10.0100
1/17/2007	30	10.0500
1/17/2007	71	10.0500
1/17/2007	24	10.0537
1/17/2007	26	10.0538
1/17/2007	526	10.0540
1/17/2007	3,988	10.0541
1/17/2007	6,799	10.0542
1/17/2007	230	10.0543
1/17/2007	72	10.0544
1/17/2007	66	10.0545
1/17/2007	46	10.0550
1/18/2007	807	9.6000
1/19/2007	746	9.8000

Each of the transactions described below was a sale by FTPA on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
1/5/2007	5	10.1480
1/5/2007	73	10.1495
1/5/2007	12	10.1500
1/5/2007	1	10.1600
1/5/2007	139	10.1896
1/5/2007	43	10.1897
1/5/2007	78	10.1900
1/8/2007	2	10.1400
1/8/2007	53	10.1500

CUSIP No. M8737E108

1/9/2007	1	10.2900
1/9/2007	19	10.2994
1/9/2007	30	10.2996
1/9/2007	16	10.3000
1/9/2007	24	10.3179
1/9/2007	186	10.3196
1/9/2007	45	10.3197
1/9/2007	114	10.3200
1/9/2007	248	10.3396
1/10/2007	5	10.0460
1/10/2007	16	10.0493
1/10/2007	18	10.0494
1/10/2007	60	10.0500
1/10/2007	57	10.0996
1/10/2007	12	10.2975
1/10/2007	30	10.2996
1/10/2007	73	10.3000
1/11/2007	11	9.8972
1/11/2007	26	9.8996
1/11/2007	69	9.9000
1/11/2007	55	9.9796
1/12/2007	21	9.4995
1/12/2007	9	9.5488
1/12/2007	7	9.5500
1/12/2007	708	9.5752
1/12/2007	1,244	9.5753
1/12/2007	1	9.5800
1/12/2007	3	9.9466
1/12/2007	20	9.9500
1/17/2007	46	9.8493
1/17/2007	31	9.8496
1/17/2007	24	9.8500
1/17/2007	15	9.9473
1/17/2007	73	9.9495
1/17/2007	38	9.9497
1/17/2007	90	9.9500
1/17/2007	116	10.0495
1/17/2007	25	10.0500
1/18/2007	5	9.5460
1/18/2007	18	9.5494
1/18/2007	45	9.5497
1/18/2007	60	9.5500
1/18/2007	14	9.9378
1/18/2007	14	9.9392

CUSIP No. M8737E108

1/18/2007	35	9.9397
1/18/2007	75	9.9400
1/19/2007	114	9.6496
1/19/2007	135	9.6497
1/22/2007	15	9.6480
1/22/2007	16	9.6493
1/22/2007	42	9.6497
1/22/2007	85	9.6500
1/23/2007	14	9.5978
1/23/2007	15	9.5993
1/23/2007	38	9.5997
1/23/2007	74	9.6000
1/24/2007	9	9.4477
1/24/2007	14	9.4492
1/24/2007	89	9.4495
1/24/2007	82	9.4500
1/25/2007	13	8.8376
1/25/2007	33	8.8396
1/25/2007	76	8.8400
1/26/2007	13	8.5976
1/26/2007	17	8.5988
1/26/2007	72	8.5994
1/26/2007	32	8.5996
1/26/2007	47	8.5997
1/26/2007	179	8.6000
1/29/2007	451	8.0497
1/29/2007	20	8.3985
1/29/2007	20	8.3995
1/29/2007	52	8.3996
1/29/2007	107	8.4000
1/30/2007	6	7.8883
1/30/2007	18	7.8894
1/30/2007	38	7.8897
1/30/2007	19	7.8900
1/31/2007	70	8.2595
1/31/2007	23	8.2600
1/31/2007	11	8.3981
1/31/2007	26	8.3996
1/31/2007	31	8.3997
1/31/2007	65	8.4000
1/31/2007	28	8.5996
1/31/2007	278	8.5997
2/2/2007	12	9.4975

CUSIP No. M8737E108

2/2/2007	32	9.4996
2/2/2007	72	9.5000
2/2/2007	1	9.5800
2/2/2007	9	9.5977
2/2/2007	21	9.5995
2/2/2007	182	9.5996
2/2/2007	97	9.6000
2/5/2007	96	9.8995
2/5/2007	24	9.9000
2/6/2007	17	8.9488
2/6/2007	22	8.9500
2/6/2007	2	9.1400
2/6/2007	16	9.1493
2/6/2007	33	9.1496
2/6/2007	57	9.1500
2/7/2007	197	8.9996
2/9/2007	92	8.7995
2/9/2007	28	8.8000
2/9/2007	20	9.0995
2/9/2007	150	9.0997
2/12/2007	2	8.9900
2/12/2007	64	9.0000
2/13/2007	10	8.7120
2/13/2007	33	8.8796
2/13/2007	50	8.8946
2/13/2007	26	8.8996
2/13/2007	457	8.8997
2/13/2007	88	8.9448
2/13/2007	445	8.9513
2/13/2007	273	8.9575
2/13/2007	2,440	8.9612
2/13/2007	293	8.9640
2/13/2007	38	8.9900
2/13/2007	90	8.9950
2/13/2007	219	8.9966
2/13/2007	428	8.9975
2/13/2007	14	8.9978
2/13/2007	490	8.9980
2/13/2007	1,068	8.9983
2/13/2007	1,890	8.9985
2/13/2007	2,088	8.9987
2/13/2007	2,005	8.9988
2/13/2007	3,041	8.9990
2/13/2007	1,440	8.9991

CUSIP No. M8737E108

2/13/2007	2,229	8.9992
2/13/2007	1,819	8.9993
2/13/2007	34	8.9994
2/13/2007	3,648	8.9994
2/13/2007	5,386	8.9995
2/13/2007	10,792	8.9996
2/13/2007	2,481	8.9997
2/13/2007	1,951	8.9997
2/13/2007	7,036	8.9997
2/13/2007	9,662	8.9997
2/13/2007	127	8.9998
2/13/2007	51	8.9998
2/13/2007	12	9.0000
2/13/2007	3,377	9.0000
2/14/2007	2	8.7900
2/14/2007	16	8.7962
2/14/2007	3	8.7966
2/14/2007	9	8.7977
2/14/2007	28	8.7993
2/14/2007	36	8.7994
2/14/2007	20	8.7995
2/14/2007	87	8.7995
2/14/2007	51	8.7996
2/14/2007	611	8.7997
2/14/2007	174	8.7997
2/14/2007	40	8.7998
2/14/2007	47	8.8000
2/14/2007	397	8.8000
2/14/2007	2	8.8450
2/14/2007	8	8.8462
2/14/2007	148	8.8496
2/14/2007	172	8.8497
2/14/2007	115	8.8500
2/15/2007	172	8.9497
2/15/2007	2	8.9700
2/15/2007	5	8.9780
2/15/2007	18	8.9783
2/15/2007	21	8.9785
2/15/2007	18	8.9788
2/15/2007	10	8.9790
2/15/2007	28	8.9792
2/15/2007	16	8.9793
2/15/2007	38	8.9794

CUSIP No. M8737E108

2/15/2007	106	8.9795
2/15/2007	116	8.9796
2/15/2007	170	8.9797
2/15/2007	24	8.9800
2/15/2007	2	8.9900
2/15/2007	4	8.9950
2/15/2007	14	8.9978
2/15/2007	27	8.9992
2/15/2007	36	8.9994
2/15/2007	64	8.9995
2/15/2007	176	8.9996
2/15/2007	238	8.9997
2/15/2007	52	8.9998
2/15/2007	298	9.0000
2/16/2007	3	8.9433
2/16/2007	8	8.9450
2/16/2007	5	8.9460
2/16/2007	7	8.9471
2/16/2007	12	8.9475
2/16/2007	12	8.9483
2/16/2007	16	8.9487
2/16/2007	16	8.9493
2/16/2007	18	8.9494
2/16/2007	20	8.9495
2/16/2007	192	8.9495
2/16/2007	878	8.9496
2/16/2007	162	8.9497
2/16/2007	331	8.9497
2/16/2007	9	8.9500
2/16/2007	706	8.9500
2/20/2007	17	8.7564
2/20/2007	5	8.8500
2/20/2007	225	8.9748
2/20/2007	1,234	8.9826
2/20/2007	5	8.9940
2/20/2007	5	8.9960
2/20/2007	148	8.9964
2/20/2007	7	8.9971
2/20/2007	6	8.9983
2/20/2007	15	8.9993
2/20/2007	35	8.9994
2/20/2007	30	8.9996
2/20/2007	253	8.9997
2/20/2007	218	9.0000

CUSIP No. M8737E108

2/20/2007	21	9.0014
2/20/2007	138	9.0015
2/20/2007	42	9.0016
2/20/2007	38	9.0018
2/20/2007	75	9.0020
2/20/2007	1,733	9.0021
2/20/2007	49	9.0022
2/20/2007	17	9.0023
2/20/2007	104	9.0025
2/20/2007	18	9.0033
2/20/2007	37	9.0100
2/20/2007	294	9.0150
2/20/2007	1,446	9.0166
2/20/2007	2,276	9.0175
2/20/2007	1,570	9.0180
2/20/2007	1,272	9.0183
2/20/2007	861	9.0185
2/20/2007	944	9.0187
2/20/2007	720	9.0188
2/20/2007	1,148	9.0190
2/20/2007	504	9.0191
2/20/2007	685	9.0192
2/20/2007	818	9.0193
2/20/2007	1,412	9.0194
2/20/2007	1,802	9.0195
2/20/2007	2,850	9.0196
2/20/2007	2,320	9.0197
2/20/2007	2,204	9.0200
2/20/2007	25	9.0364
2/20/2007	44	9.0690
2/21/2007	2	8.8850
2/21/2007	2	8.8900
2/21/2007	63	8.8993
2/21/2007	37	8.8994
2/21/2007	142	8.8996
2/21/2007	248	8.8996
2/21/2007	202	8.8997
2/21/2007	122	8.8997
2/21/2007	135	8.8998
2/21/2007	220	8.9000
2/21/2007	3	8.9300
2/21/2007	2	8.9350
2/21/2007	7	8.9400

CUSIP No. M8737E108

2/21/2007	75	8.9494
2/21/2007	44	8.9495
2/21/2007	156	8.9496
2/21/2007	88	8.9497
2/21/2007	50	8.9498
2/21/2007	551	8.9500
2/21/2007	2	8.9700
2/21/2007	3	8.9800
2/21/2007	2	8.9850
2/21/2007	3	8.9900
2/21/2007	4	8.9950
2/21/2007	22	8.9995
2/21/2007	96	8.9996
2/21/2007	132	9.0000
2/21/2007	8	9.0025
2/21/2007	7	9.0042
2/21/2007	9	9.0055
2/21/2007	3	9.0066
2/21/2007	11	9.0072
2/21/2007	8	9.0075
2/21/2007	90	9.0080
2/21/2007	162	9.0083
2/21/2007	161	9.0085
2/21/2007	90	9.0086
2/21/2007	377	9.0087
2/21/2007	811	9.0088
2/21/2007	660	9.0089
2/21/2007	2,655	9.0090
2/21/2007	329	9.0091
2/21/2007	239	9.0092
2/21/2007	90	9.0093
2/21/2007	696	9.0100
2/21/2007	5	9.0160
2/22/2007	1	8.9700
2/22/2007	6	8.9900
2/22/2007	36	8.9994
2/22/2007	46	8.9995
2/22/2007	152	8.9996
2/22/2007	414	8.9997
2/22/2007	1,787	8.9997
2/22/2007	271	9.0000
2/23/2007	3	8.9933
2/23/2007	5,029	8.9943
2/23/2007	604	8.9955

CUSIP No. M8737E108

2/23/2007	563	8.9957
2/23/2007	916	8.9959
2/23/2007	181	8.9964
2/23/2007	16	8.9994
2/23/2007	73	8.9994
2/23/2007	70	8.9995
2/23/2007	84	8.9996
2/23/2007	225	8.9996
2/23/2007	32	8.9997
2/23/2007	142	8.9997
2/23/2007	34	9.0000
2/23/2007	144	9.0000
2/23/2007	20	9.0215
2/23/2007	1,545	9.0300
2/23/2007	5	9.0320
2/23/2007	64	9.0325
2/23/2007	14	9.0328
2/23/2007	3,693	9.0333
2/23/2007	44	9.0336
2/23/2007	80	9.0337
2/23/2007	36	9.0338
2/23/2007	3,940	9.0340
2/23/2007	372	9.0341
2/23/2007	3,328	9.0342
2/23/2007	1,390	9.0343
2/23/2007	3,304	9.0344
2/23/2007	6,871	9.0345
2/23/2007	16,062	9.0346
2/23/2007	28,479	9.0347
2/23/2007	3,689	9.0348
2/23/2007	17,154	9.0350
2/23/2007	67	9.0352
2/23/2007	69	9.0353
2/23/2007	11	9.0354
2/23/2007	45	9.0355
2/23/2007	168	9.0357
2/23/2007	12	9.0358
2/23/2007	300	9.0360
2/23/2007	48	9.0362
2/23/2007	11	9.0363
2/23/2007	516	9.0366
2/23/2007	21	9.0371
2/23/2007	208	9.0375

CUSIP No. M8737E108

2/23/2007	60	9.0380
2/23/2007	14	9.0385
2/23/2007	841	9.0400
2/23/2007	20	9.0450
2/23/2007	51	9.0494
2/23/2007	103	9.0496
2/23/2007	99	9.0497
2/23/2007	60	9.0500
2/23/2007	132	9.0500
2/23/2007	67	9.0582
2/23/2007	6	9.0600
2/26/2007	1	9.0000
2/26/2007	257	9.0057
2/26/2007	1,413	9.0067
2/26/2007	2,294	9.0086
2/26/2007	12,591	9.0094
2/26/2007	1,512	9.0119
2/26/2007	453	9.0148
2/26/2007	4	9.0150
2/26/2007	18	9.0188
2/26/2007	17	9.0194
2/26/2007	21	9.0195
2/26/2007	60	9.0195
2/26/2007	27	9.0196
2/26/2007	26	9.0196
2/26/2007	243	9.0197
2/26/2007	81	9.0197
2/26/2007	96	9.0198
2/26/2007	3	9.0200
2/26/2007	182	9.0200
2/26/2007	169	9.0237
2/26/2007	7	9.0300
2/26/2007	167	9.0400
2/26/2007	15	9.0433
2/26/2007	216	9.0450
2/26/2007	20	9.0460
2/26/2007	291	9.0466
2/26/2007	28	9.0471
2/26/2007	276	9.0475
2/26/2007	18	9.0477
2/26/2007	275	9.0480
2/26/2007	114	9.0481
2/26/2007	51	9.0482
2/26/2007	498	9.0483

CUSIP No. M8737E108

2/26/2007	201	9.0484
2/26/2007	536	9.0485
2/26/2007	90	9.0486
2/26/2007	456	9.0487
2/26/2007	359	9.0488
2/26/2007	2,936	9.0490
2/26/2007	2,876	9.0491
2/26/2007	4,580	9.0492
2/26/2007	5,080	9.0493
2/26/2007	9,946	9.0494
2/26/2007	16,799	9.0495
2/26/2007	60,844	9.0496
2/26/2007	82,416	9.0497
2/26/2007	1,474	9.0498
2/26/2007	40,642	9.0500
2/26/2007	16	9.0506
2/26/2007	12	9.0508
2/26/2007	11	9.0509
2/26/2007	6	9.0516
2/26/2007	3	9.0533
2/26/2007	2	9.0600
2/26/2007	50	9.0676
2/26/2007	52	9.0896
2/26/2007	168	9.0897
2/26/2007	47	9.0898
2/26/2007	17	9.0900
2/27/2007	47	9.0991
2/27/2007	16	9.0993
2/27/2007	88	9.0995
2/27/2007	290	9.0996
2/27/2007	497	9.0997
2/27/2007	106	9.1000
2/27/2007	23	9.1496
2/27/2007	307	9.1497
2/27/2007	40	9.1498
2/27/2007	3	9.1500
2/28/2007	283	9.0497
2/28/2007	42	9.0690
2/28/2007	19	9.0694
2/28/2007	93	9.0695
2/28/2007	155	9.0696
2/28/2007	191	9.0697
2/28/2007	126	9.0700

CUSIP No. M8737E108

2/28/2007	7	9.0985
2/28/2007	10	9.0990
2/28/2007	15	9.0993
2/28/2007	18	9.0994
2/28/2007	57	9.0996
2/28/2007	36	9.0997
2/28/2007	60	9.1000
3/1/2007	6,356	8.9997
3/1/2007	5,764	8.9997
3/1/2007	58	9.0046
3/1/2007	296	9.0071
3/1/2007	2,644	9.0086
3/1/2007	195	9.0088
3/1/2007	14,512	9.0095
3/1/2007	3,370	9.0104
3/1/2007	522	9.0169
3/1/2007	36	9.0400
3/1/2007	3	9.0433
3/1/2007	68	9.0450
3/1/2007	66	9.0466
3/1/2007	28	9.0471
3/1/2007	124	9.0475
3/1/2007	45	9.0477
3/1/2007	125	9.0480
3/1/2007	88	9.0481
3/1/2007	294	9.0483
3/1/2007	104	9.0484
3/1/2007	301	9.0485
3/1/2007	825	9.0486
3/1/2007	1,568	9.0487
3/1/2007	3,149	9.0488
3/1/2007	1,672	9.0489
3/1/2007	5,439	9.0490
3/1/2007	2,911	9.0491
3/1/2007	6,184	9.0492
3/1/2007	7,353	9.0493
3/1/2007	9,906	9.0494
3/1/2007	17,295	9.0495
3/1/2007	61,843	9.0496
3/1/2007	89,073	9.0497
3/1/2007	780	9.0498
3/1/2007	54,524	9.0500
3/1/2007	20	9.0505
3/1/2007	14	9.0507

CUSIP No. M8737E108

3/1/2007	1	9.0600
3/1/2007	11	9.0990
3/1/2007	159	9.0996
3/1/2007	38	9.0997
3/1/2007	29	9.1000
3/2/2007	3,471	8.9997
3/2/2007	41,820	9.0547
3/2/2007	9,240	9.0547
3/2/2007	11,812	9.0547
3/2/2007	11	9.0990
3/2/2007	12	9.0991
3/2/2007	13	9.0992
3/2/2007	46	9.0993
3/2/2007	220	9.0994
3/2/2007	978	9.0995
3/2/2007	6161	9.0996
3/2/2007	19855	9.0997
3/2/2007	154	9.0998
3/2/2007	691	9.1000
3/5/2007	15	8.9993
3/5/2007	44	8.9995
3/5/2007	142	8.9996
3/5/2007	49	9.0000